UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

October 28, 2015

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-188327) and Form S-8 (File No. 333-168426) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Statoil ASA as of, and for the first nine months ended, 30 September, 2015, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. For more information on our use of non-GAAP financial measures in this report, see the section entitled "Use and Reconciliation of Non-GAAP Financial Measures". This document does not update or otherwise supplement the information contained in the previously published results announcement.

2015 THIRD QUARTER RESULTS

In the third quarter of 2015, Statoil’s net operating income was NOK 7.3 billion, impacted by net impairment charges and provisions. Net income was negative NOK 2.8 billion.

“We continue to reduce underlying operational costs and deliver a quarter with strong operational performance and solid results from marketing and trading. In the third quarter, our financial results continued to be affected by low liquids prices. The results enable us to increase our guided production growth to above 3% for 2015, as well as reduce the guided capital expenditure level with USD 1 billion to around USD 16.5 billion. We have generated a strong cash flow in the current environment and have a solid balance sheet with a net debt ratio of 24%", says president and CEO of Statoil ASA, Eldar Sætre.

Net operating income for the quarter was NOK 7.3 billion, compared to NOK 17.0 billion in the same period in 2014. The reduction was primarily a consequence of lower liquids prices and increased depreciation, partially offset by decreased net impairment charges, stronger refining margins, good operational performance and reduced underlying operating costs. Realised average liquids prices in the quarter were down 37% measured in NOK compared to the third quarter last year. Net impairment charges of NOK 4.8 billion related to exploration assets and various other asset impairments and reversals, provisions for disputes of NOK 3.3 billion and net other adjustments of NOK 1.3 billion, impacted the results in the third quarter.

Earnings per share were negative NOK 0.89 in the quarter, an improvement compared to negative NOK 1.48 in the same period last year.

“We are progressing our efficiency programs according to the plan we communicated in February, and continue to reduce the underlying operational cost. I am pleased with the way we are taking costs down, but the continued low prices in the third quarter demonstrates that we must continue to chase further cost efficiencies,” says Sætre.

Statoil delivered production of 1,909 mboe per day in the third quarter, up 4% compared to the same period in 2014. The underlying production growth, after adjusting for divestments, was 7% compared to the third quarter last year. The production from the Norwegian continental shelf (NCS) grew 10% in the third quarter of 2015 compared to last year, adjusted for divestments. Equity production outside of Norway was 735 mboe per day, a 4% increase compared to the same period last year, adjusted for divestments.

Statoil is pleased with the development of Johan Sverdrup with cost estimates coming down by 7%. However, Statoil and its partners have decided to accept a delayed timetable for the commencement of production from the Aasta Hansteen and Mariner fields from 2017 to the second half of 2018. The updated cost estimate for Aasta Hansteen has been increased by around 9% since the plan for development and operation (PDO). In addition, a currency effect of NOK 2.4 billion brings the total cost estimate to around NOK 37 billion. For Mariner, the cost increase is slightly above 10% as compared to the original plan.

In the third quarter Statoil made two discoveries on the NCS, as well as one on the UK Continental Shelf. As of 30 September, Statoil had completed 33 wells, with five wells on-going. Exploration expenses in the third quarter were NOK 9.9 billion, compared to NOK 8.5 billion in the third quarter of 2014.

Cash flow from operations amounted to NOK 90.2 billion in the first nine months compared to NOK 99.1 billion last year. Statoil maintained a strong capital structure, and net debt to capital employed at the end of the quarter was 24%. Organic capital expenditure was USD 11.6 billion in the first nine months.

The board of directors has decided to pay a dividend of USD 0.2201 per ordinary share for the third quarter and Statoil shares will trade ex-dividend on Oslo Børs commencing 17 February 2016. From and including the third quarter, dividends will be declared in USD, with the NOK dividend calculated and communicated four business days after the record date for the Oslo Børs shareholders.

The serious incident frequency (SIF) for the 12 months period ending 30 September 2015 was 0.5 compared to 0.6 the same period last year.

Quarters			Change		First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3		2015	2014	Change

7.3	31.5	17.0	(57%)	IFRS Net operating income (NOK billion)	13.2	100.4	(87%)
(2.8)	10.1	(4.8)	N/A	IFRS Net income (NOK billion)	(28.2)	30.9	N/A
1,909	1,873	1,829	4%	Total equity liquids and gas production (mboe per day) [4]	1,945	1,868	4%
357.5	426.7	569.5	(37%)	Group average liquids price (NOK/bbl) [1]	383.2	590.1	(35%)

Key events since second quarter 2015:

•          The plan for development and operation (PDO) for Johan Sverdrup, Phase One, was approved by the Ministry of Petroleum and Energy in August

•          The Peregrino field offshore Brazil passed a significant milestone, with 100 million barrels of oil produced since April 2011

•          Statoil and its partners put the first subsea gas compression facility on line at Åsgard in the Norwegian Sea, adding more than 300 million barrels of oil over the field’s life

•          The final pipe in the 482 kilometer long Polarled Pipeline was laid at the Aasta Hansteen field at a depth of 1,260 meters in the Norwegian Sea. Polarled was delivered under budget and is the first pipeline on the NCS to cross the Arctic Circle

•          In October Statoil acquired a 24% equity share in the UK part of Alfa Sentral, a gas and condensate field planned to be developed as a tie-back to the existing infrastructure for Sleipner on the NCS

•          Two new compressors on the Troll A platform were started up, increasing the gas recovery from the field by 83 billion cubic meters

•          Wenche Agerup was elected as new member of the board of directors, replacing Catherine Hughes who withdrew from the board in April

THIRD QUARTER 2015 GROUP REVIEW

The third quarter results were positively impacted by strong operational performance with production growth and high regularity, improved refining margins and a decreasing development in underlying expenses. Continuously low liquids prices, foreign exchange rate effects and impairment charges offset the positive development.

Total equity liquids and gas production [4]  was 1,909 mboe per day, up 4% from 1,829 mboe per day in the third  quarter of 2014, with strong operational performance at our fields. The increase was mainly due to enhanced utilisation of the gas value chain to create value from the NCS, ramp-up on various fields and production from new fields on stream, partially offset by expected natural decline on mature fields and reduced production due to lower ownership shares from redetermination and divestments.

Total entitlement liquids and gas production [3] increased by 7% to 1,741 mboe per day compared to the third  quarter of 2014, impacted by the increase in equity production and a lower negative effect from production sharing agreements (PSA effect) mainly as a result of the decline in oil prices.

Net operating income was NOK 7.3 billion in the third  quarter, compared to NOK 17.0 billion in the third  quarter of 2014, primarily due to the significant drop in liquids prices and net impairment charges. Significantly higher refining margins partially offset the decrease.

Impairments charges of NOK 12.7 billion, mainly related to exploration assets and various other assets, and provisions for disputes of NOK 3.3 billion, negatively impacted net operating income. Reversal of impairment charges of NOK 7.9 billion, mainly related to a refinery asset and to offshore assets in the Gulf of Mexico, positively impacted net operating income.

In the third quarter of 2014, net operating income was negatively affected by impairment losses of NOK 13.5 billion in total, mainly relating to an oil sands project in Canada and exploration assets, mainly in Angola and in the Gulf of Mexico.

Total revenues and other income decreased primarily due to the drop in liquid prices partially offset by higher refinery margins

Operating and administrative expenses increased by NOK 2.1 billion compared to the third  quarter of 2014. Reduced operational costs and lower maintenance, in addition to reduced royalties caused by lower prices, had a positive impact. The ongoing cost initiatives and divestments added to the decrease. The decrease was however more than offset by the USD/NOK exchange rate development.

Depreciation, amortisation and net impairment losses decreased by NOK 8.5 billion mainly due to reversal of impairments in the third  quarter, with net impairment losses lower in the third  quarter of 2015 than in the third  quarter of 2014. The decrease was partly offset by an increase in depreciation compared to the third quarter of 2014 mainly due to the USD/NOK exchange rate development and start-up and ramp-up of several fields.

Exploration expenses increased by NOK 1.4 billion, mainly due to impairments, higher drilling costs due to the USD/NOK exchange rate development, higher average equity share in wells drilled and a higher portion of exploration expenditures capitalised in previous periods being expensed this quarter. A higher portion of current exploration expenditures being capitalised because of successful drilling, partially offset the increase.

Net financial items amounted to a gain of NOK 0.7 billion in the third  quarter of 2015, compared to a loss of NOK 1.0 billion in the third  quarter of 2014. The change was primarily driven by a gain on derivatives of NOK 3.1 billion related to our long term debt portfolio, mainly due to a decrease in the interest yield curves.

Income taxes were NOK 10.7 billion in the third quarter, equivalent to an effective tax rate of 135.3%, compared to 129.7% in the third quarter of 2014.

Please refer to note 5 Income tax to the condensed interim financial statements for information related to income taxes.

Quarters			Change	Condensed income statement under IFRS	First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	(unaudited, in NOK billion)	2015	2014	Change

111.9	138.5	148.2	(25%)	Total revenues and other income	370.8	470.0	(21%)

(52.5)	(56.7)	(74.1)	(29%)	Purchases [net of inventory variation]	(160.3)	(227.0)	(29%)
(23.2)	(22.7)	(21.1)	10%	Operating and administrative expenses	(70.5)	(62.8)	12%
(19.1)	(23.9)	(27.6)	(31%)	Depreciation, amortisation and net impairment losses	(99.9)	(65.0)	54%
(9.9)	(3.7)	(8.5)	17%	Exploration expenses	(26.9)	(14.8)	81%

7.3	31.5	17.0	(57%)	Net operating income	13.2	100.4	(87%)

0.7	(7.3)	(1.0)	>(100%)	Net financial items	(5.3)	0.9	>(100%)

7.9	24.3	16.0	(51%)	Income before tax	7.9	101.4	(92%)

(10.7)	(14.2)	(20.8)	(48%)	Income tax	(36.1)	(70.5)	(49%)

(2.8)	10.1	(4.8)	(41%)	Net income	(28.2)	30.9	>(100%)

Net income in the third  quarter of 2015 was negative NOK 2.8 billion compared to negative NOK 4.8 billion in the third  quarter of 2014, mainly due to decreased impairment losses, higher refining margins and lower taxes offset by a significant drop in the liquid prices.

Cash flows provided by operating activities were NOK 42.2 billion in the third quarter of 2015 compared to NOK 26.1 billion in the third quarter of 2014. Excluding working capital movements and taxes paid, cash flows provided by operating activities were NOK 42.9 billion in the third quarter of 2015 compared to NOK 50.0 billion in the third quarter of 2014. The decrease of NOK 7.1 billion was mainly due to reduced liquid prices.

Cash flows used in investing activities were NOK 31.6 billion in the third quarter of 2015 compared to NOK 17.5 billion in the third quarter of 2014. The increase of NOK 14.1 billion was mainly due to higher investments in deposits with more than three months to maturity of NOK 9.2 billion and higher capital expenditures of NOK 5.9 billion.

Cash flows used in financing activities were NOK 3.2 billion in the third quarter of 2015 compared to NOK 6.6 billion in the third quarter of 2014, a decrease of NOK 3.4 billion mainly due to change in collateral payments.

First nine months 2015

Net operating income was NOK 13.2 billion in the first nine months of 2015 compared to NOK 100.4 billion in the first nine months of 2014. Net operating income was negatively impacted by net impairment losses of NOK 53.9 billion, lower fair values of derivatives of NOK 3.5 billion and provisions for disputes of NOK 2.6 billion. Gain from sale of assets of NOK 14.5 billion mainly related to the divestment of the Shah Deniz project impacting net operating income positively. In the first nine months of 2014, net operating income was negatively affected by impairment losses of total NOK 18.0 billion. Gain on sale of assets of NOK 6.5 billion and an award payment related to a commercial dispute of NOK 2.8 billion positively affected net operating income.

Total revenue and other income decreased, impacted by lower prices measured in NOK partially offset by significantly improved refinery margins and higher volumes of both liquids and gas sold, in addition to a gain realised from divestment of the Shah Deniz project.

Operating and administrative expenses increased mainly due to the USD/NOK exchange rate development in the first nine months of 2015. Lower maintenance and transportation costs, lower royalties due to reduced liquids prices, and positive effects from on-going cost initiatives and portfolio changes, partially offset the increase.

Depreciation, amortisation and net impairment losses increased mainly due to increased impairment charges in the first nine months of 2015. The USD/NOK exchange rate development, start-up and ramp-up of production of several fields and negative revisions of proved reserves for certain assets, added to the decrease in depreciation costs compared to the first nine months of 2014.

Exploration expenses increased mainly due to impairment of exploration assets in the first nine months of 2015 and the USD/NOK exchange rate development. Increased drilling costs due to higher well equity share, and exploration expenditures capitalised in previous periods being expensed this period also contributed to the increase. A higher portion of current exploration expenditures being capitalised partially offset the increase.

Net financial items amounted to a loss of NOK 5.3 billion in the first nine months of 2015 compared to a gain of NOK 0.9 in the first nine months of 2014. The change from 2014 is mainly related to loss on derivatives related to long term debt portfolio the first nine months in 2015 of NOK 1.6 billion, compared to a gain on derivatives of NOK 3.6 billion the first nine months of 2014. Fair value changes of derivatives are mainly due to changes in interest yield curves.

Income taxes in the first nine months of 2015 is NOK 36.1 billion equivalent to a tax rate of 455.7 % compared to 69.5 % in the first nine months of 2014.

Please refer to note 5 Income tax to the condensed interim financial statements for information related to income taxes.

Net income  in the first nine months of 2015 was negative NOK 28.2 billion compared to positive NOK 30.9 billion in the first nine months of 2014.

Cash flows provided by operating activities were NOK 90.2 billion in the first nine months of 2015 compared to NOK 99.1 billion in the first nine months of 2014. Excluding working capital movements and taxes paid, cash flows provided by operating activities were NOK 130.8 billion in the first nine months of 2015 compared to NOK 167.9 billion in the first nine months of 2014. The decrease of NOK 37.1 billion was mainly due to reduced liquid prices.

Cash flows used in investing activities were NOK 112.9 billion in the first nine months of 2015 compared to NOK 75.8 billion in the first nine months of 2014. The increase of NOK 37.1 billion was due to increased investments in deposits with more than three months maturity of NOK 45.6 billion and increased capital expenditures of NOK 7.8 billion partially offset by increased proceeds from sale of assets of NOK 16.0 billion.

Cash flows provided by financing activities were NOK 0.1 billion the first nine months of 2015 compared to negative NOK 29.5 billion in the first nine months of 2014, an increase of NOK 29.6 billion mainly due to the issuance of new debt of NOK 32.1 billion in the first quarter of 2015.

OUTLOOK

•       Organic capital expenditures for 2015 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern) are estimated at around USD 16.5 billion

•       Statoil intends to continue to mature the large portfolio of exploration assets and estimates a total exploration activity level of around USD 3.0 billion for 2015, excluding signature bonuses

•       Statoil expects to deliver efficiency improvements with pre-tax cash flow effects of around USD 1.7 billion from 2016

•       Statoil’s ambition is to maintain RoACE  (Return on Average Capital Employed) at the 2013 level adjusted for price and foreign exchange level, and to keep the unit of production cost in the top quartile of Statoil`s group

•       For the period 2014 – 2016, organic production growth [7] is expected to come from new projects resulting in around 2% CAGR (Compound Annual Growth Rate) from a 2014 level rebased for divestments

•       The equity production development for 2015 is estimated to be above 3% CAGR from a 2014 level rebased for divestments [7]

•       Scheduled maintenance activity  is estimated to reduce quarterly production by approximately 15 mboe per day in the fourth quarter of 2015, of which the majority is liquids. In total, the maintenance is estimated to reduce equity production by around 40 mboe per day for the full fiscal year 2015, of which the majority is liquids

•       Indicative effects from Production Sharing Agreement (PSA-effect) and US royalties are estimated to be around 170 mboe per day in 2015 based on an oil price of USD 60 per barrel and 200 mboe per day based on an oil price of USD 100 per barrel [4]

•       Deferral of gas production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance

•        With effect from first quarter of 2016, Statoil will change to USD as presentation currency. From and including the third quarter of 2015 quarterly dividend is declared in USD

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

DEVELOPMENT AND PRODUCTION NORWAY

Third quarter 2015 review

Average daily production of liquids and gas increased by 8% to 1,174 mboe per day in the third quarter of 2015 compared to the third quarter of 2014. The increase was mainly due to higher gas off-take, ramp-up on new fields and increased production from several fields. Expected natural decline on mature fields partially offset the increase.

Net operating income for Development and Production Norway (DPN) was NOK 13.9 billion compared to NOK 24.6 billion in the third quarter of 2014. Impairment of assets of NOK 1.8 billion negatively impacted net operating income. The decrease by 43% in net operating income in the third quarter of 2015 compared to the third quarter of 2014 was mainly due to the drop in liquids prices, partially offset by a positive USD/NOK exchange rate development and increased gas prices.

Operating and administrative expenses  are at the same level as last year.

Depreciation, amortisation and net impairment losses increased mainly due to impairments, ramp-up of new fields and increased investments on fields in production partially offset by higher gas off-take.

Exploration expenses increased compared to 2014 mainly due to higher average well equity share, partially offset by a higher portion of current exploration expenditures being capitalised.

Quarters			Change	Income statement under IFRS	First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	(in NOK billion)	2015	2014	Change

33.3	34.2	41.5	(20%)	Total revenues and other income	104.7	131.9	(21%)

(6.7)	(6.1)	(6.7)	(0%)	Operating and administrative expenses	(20.7)	(20.1)	3%
(11.7)	(13.4)	(9.4)	24%	Depreciation, amortisation and net impairment losses	(37.2)	(26.4)	41%
(1.1)	(1.3)	(0.7)	50%	Exploration expenses	(3.6)	(3.2)	12%

13.9	13.3	24.6	(43%)	Net operating income	43.1	82.1	(48%)

First nine months 2015

Net operating income for DPN was NOK 43.1 billion in the first nine months of 2015 compared to NOK 82.1 billion in the first nine months of 2014, negatively impacted by impairment of assets of NOK 5.7 billion and lower fair value of derivatives of NOK 2.6 billion.

Total revenues and other income decreased primarily driven by the drop in liquids prices. Positive USD/NOK exchange rate development and increased volumes partially offset the decrease.

Operating and administrative expenses  increased primarily driven by ramp-up on new fields, partially offset by cost improvements and reduced turnaround activity level.

Depreciation, amortisation and net impairment losses increased primarily driven by impairments, ramp-up on new fields, reductions in proved reserves for certain assets and increased organic investments.

Exploration expenses increased mainly due to higher average well equity share.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Third quarter 2015 review

Average equity production of liquids and gas in the third quarter of 2015 decreased by 1% to 735 mboe per day compared to the third quarter of 2014. Ramp-up on several fields, including Jack/ St. Malo (US) and CLOV (Angola) was offset by the divestment of the Shah Deniz project and expected natural decline on various fields.

Average daily entitlement production of liquids and gas increased by 5% to 567 mboe per day compared to the third quarter of 2014. The increase was due to lower negative effect of production sharing agreements (PSA effect), mainly driven by the decline in prices. The PSA effect was 125 mboe per day in the third quarter of 2015 compared to 166 mboe per day in the third quarter of 2014.

Net operating income for Development and Production International (DPI) was negative NOK 15.0 billion compared to negative NOK 8.8 billion the third quarter of 2014. Lower realised oil and gas prices, net impairment losses of NOK 7.5 billion and provisions for disputes of NOK 3.3 billion negatively impacted net operating income. This was partially offset by higher entitlement production.

In the third quarter of 2014, net operating income was negatively impacted by net impairment losses of NOK 12.1 billion.

Operating and administrative expenses increased due to the USD/NOK exchange rate development, in addition to start-up of the Jack/St.Malo fields. The increase was partially offset by lower royalties caused by reduced prices, lower operation and maintenance costs, and divestments.

Depreciation, amortisation and net impairment losses decreased primarily due to lower net impairment losses in the third quarter of 2015 compared to third quarter of 2014, increased reserves and impairment of assets in 2014 and 2015. The decrease was partially offset by the USD/NOK exchange rate development and higher production from start-up and ramp-up on various fields.

Exploration expenses increased primarily due to impairments and increased capitalised exploration expenditures from earlier years being expensed this quarter, partially offset by higher portion of current exploration expenditures being capitalised this period.

Quarters			Change	Income statement under IFRS	First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	(in NOK billion)	2015	2014	Change

11.5	31.3	20.7	(44%)	Total revenues and other income	58.1	68.8	(16%)

(7.5)	(6.9)	(6.0)	25%	Operating and administrative expenses	(21.3)	(17.6)	21%
(10.3)	(9.1)	(15.8)	(35%)	Depreciation, amortisation and net impairment losses	(63.1)	(34.5)	83%
(8.8)	(2.3)	(7.7)	14%	Exploration expenses	(23.3)	(11.6)	>100%

(15.0)	13.1	(8.8)	70%	Net operating income	(49.6)	5.1	>(100%)

First nine months 2015

Net operating income for DPI was negative NOK 49.6 billion in the first nine months of 2015 compared to positive NOK 5.1 billion in the first nine months of 2014. Net impairment losses of NOK 52.3 billion and net provisions for disputes of 2.6 billion negatively impacted net operating income, partially offset by a gain from sale of assets of NOK 12.3 billion.

Net operating income in the first nine months of 2014 was negatively impacted by impairment losses of NOK 16.5 billion, partially offset by gain on sale of assets of NOK 5.8 billion.

Total revenues and other income decreased due to lower realized oil and gas prices and provision for disputes, partially offset by higher gain related to sale of assets and higher entitlement production.

Operating and administrative expenses  increased primarily due to the USD/NOK exchange rate development, production ramp-up onshore North America and the start-up of CLOV and Jack/ St. Malo. Lower royalties caused by lower prices, portfolio changes and reduced operations and maintenance costs partially offset the increase.

Depreciation, amortisation and net impairment losses increased primarily driven by significant impairments in the first nine months of 2015 in addition to the USD/NOK development, and higher production from start-up and ramp-up of fields. The increase was partially offset by reduced depreciation from increased reserves and from impairment of assets in 2014 and 2015.

Exploration expenses increased primarily driven by increased impairments and higher drilling expenditures due to higher activity and equity shares in wells drilled. Increased exploration expenses capitalised earlier years being expensed this period added to the increase. The higher portion of current exploration expenditures being capitalised in the first nine months of 2015 partially offset the increase.

MARKETING, MIDSTREAM AND PROCESSING

Third quarter 2015 review

Natural gas sales volumes amounted to 12.2 billion standard cubic meters (bcm), up 9% compared to the third quarter of 2014. The increase was mainly due to higher Statoil entitlement production on the Norwegian continental shelf. Of the total gas sales in the third quarter of 2015, entitlement gas was 10.5 bcm compared to 9.2 bcm in the third quarter of 2014.

Average invoiced European natural gas sales price increased by 12% mainly due to the exchange rates development in NOK towards other currencies. Average invoiced North American piped gas sales price decreased by 17%. The prices have continued to be weak in the US during the quarter.

Net operating income for Marketing, Midstream and Processing (MMP) was NOK 8.0 billion compared to NOK 1.8 billion in the third quarter of 2014. The increase was mainly due to a net reversal of impairment charges of NOK 3.9 billion related to a refinery asset, and higher refinery margins as a result of an oversupplied crude market with low spot prices combined with strong gasoline markets. Solid trading results for liquids and the USD/NOK foreign exchange rate development added positively to the increase.

In the third quarter of 2014 net operating income was negatively impacted by impairment charges of NOK 1.4 billion.

Operating and administrative expenses  increased mainly due to exchange rate developments in NOK compared to other currencies, partially offset by reduced transportation costs and lower costs due to on-going cost initiatives.

Quarters			Change	Income statement under IFRS	First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	(in NOK billion)	2015	2014	Change

113.9	121.9	145.0	(21%)	Total revenues and other income	355.6	452.4	(21%)

(100.4)	(106.0)	(132.5)	(24%)	Purchases [net of inventory variation]	(309.6)	(410.7)	(25%)
(8.6)	(9.6)	(8.5)	2%	Operating and administrative expenses	(27.7)	(24.8)	12%
3.1	(1.2)	(2.1)	>(100%)	Depreciation, amortisation and net impairment losses	1.2	(3.4)	>(100%)

8.0	5.1	1.8	>100%	Net operating income	19.5	13.4	46%

First nine months 2015

Net operating income for MMP was NOK 19.5 billion in the first nine months of 2015 compared to NOK 13.4 billion in the first nine months of 2014, mainly positively impacted by net reversal of impairment charges of NOK 3.5 billion and higher refinery margins due to an oversupplied crude market with low spot prices. Solid liquids trading results also contributed to the increase.

Net operating income in the first nine months of 2014 was positively impacted by an award payment related to a commercial dispute of NOK 2.8 billion and gain on sale of assets of NOK 0.7 billion.

Total revenues and other income decreased driven by lower US crude oil prices and the decrease was partially offset by the USD/NOK exchange rate development.

Purchases [net of inventory variation] decreased driven the same factors as described above.

Operating and administrative expenses  increased primarily driven by the USD/NOK foreign exchange rate development which more than offset the positive effect of the on-going cost initiatives and the decrease in transportation and capacity costs.

Depreciation, amortisation and net impairment losses were positively impacted by net reversal of impairment charges of NOK 3.5 billion.

CONDENSED INTERIM FINANCIAL STATEMENTS

Third quarter 2015

CONSOLIDATED STATEMENT OF INCOME

Quarters				First nine months		Full year
Q3 2015	Q2 2015	Q3 2014	(unaudited, in NOK billion)	2015	2014	2014

112.2	124.4	147.4	Revenues	356.1	459.8	606.8
(0.5)	0.2	(0.0)	Net income from equity accounted investments	0.0	0.2	(0.3)
0.2	13.8	0.9	Other income	14.7	10.0	16.1

111.9	138.5	148.2	Total revenues and other income	370.8	470.0	622.7

(52.5)	(56.7)	(74.1)	Purchases [net of inventory variation]	(160.3)	(227.0)	(301.3)
(21.4)	(21.2)	(19.3)	Operating expenses	(65.3)	(57.7)	(72.9)
(1.8)	(1.5)	(1.7)	Selling, general and administrative expenses	(5.2)	(5.1)	(7.3)
(19.1)	(23.9)	(27.6)	Depreciation, amortisation and net impairment losses	(99.9)	(65.0)	(101.4)
(9.9)	(3.7)	(8.5)	Exploration expenses	(26.9)	(14.8)	(30.3)

7.3	31.5	17.0	Net operating income	13.2	100.4	109.5

0.7	(7.3)	(1.0)	Net financial items	(5.3)	0.9	(0.0)

7.9	24.3	16.0	Income before tax	7.9	101.4	109.4

(10.7)	(14.2)	(20.8)	Income tax	(36.1)	(70.5)	(87.4)

(2.8)	10.1	(4.8)	Net income	(28.2)	30.9	22.0

(2.8)	10.0	(4.7)	Attributable to equity holders of the company	(28.3)	30.8	21.9
0.0	0.0	(0.0)	Attributable to non-controlling interests	0.1	0.0	0.1

(0.89)	3.15	(1.48)	Basic earnings per share (in NOK)	(8.91)	9.70	6.89
(0.89)	3.15	(1.48)	Diluted earnings per share (in NOK)	(8.91)	9.67	6.87
3,179.1	3,180.1	3,179.7	Weighted average number of ordinary shares outstanding (in millions)	3,179.9	3,180.3	3,180.0

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters				First nine months		Full year
Q3 2015	Q2 2015	Q3 2014	(unaudited, in NOK billion)	2015	2014	2014

(2.8)	10.1	(4.8)	Net income	(28.2)	30.9	22.0

(1.6)	2.5	1.8	Actuarial gains (losses) on defined benefit pension plans	1.9	1.8	(0.0)
0.4	(0.7)	0.1	Income tax effect on income and expenses recognised in OCI	(0.5)	0.1	0.9
(1.1)	1.8	1.8	Items that will not be reclassified to the Consolidated statement of income	1.5	1.8	0.9

13.6	(8.1)	8.5	Foreign currency translation differences1)	20.7	10.7	41.6
13.6	(8.1)	8.5	Items that may be subsequently reclassified to the Consolidated statement of income	20.7	10.7	41.6

12.5	(6.3)	10.3	Other comprehensive income	22.1	12.5	42.5

9.7	3.8	5.5	Total comprehensive income	(6.1)	43.4	64.5

9.7	3.8	5.6	Attributable to the equity holders of the company	(6.2)	43.4	64.4
0.0	0.0	(0.0)	Attributable to non-controlling interests	0.1	0.0	0.1

1) Foreign currency translation differences adjustment of NOK 20.7 billion is net of accumulated currency translation gains of NOK 3.2 billion reclassified to the Consolidated statement of income related to the sale of interests in the Shah Deniz project and the South Caucasus Pipeline. See note 3 Disposals.

CONSOLIDATED BALANCE SHEET

	At 30 September	At 30 June	At 31 December	At 30 September
(unaudited, in NOK billion)	2015	2015	2014	2014

ASSETS
Property, plant and equipment	559.8	528.8	562.1	535.2
Intangible assets	76.3	77.3	85.2	84.1
Equity accounted investments	9.2	9.4	8.4	7.7
Deferred tax assets	14.5	12.1	12.9	11.0
Pension assets	6.1	8.2	8.0	2.8
Derivative financial instruments	24.9	21.9	29.9	24.9
Financial investments	19.6	18.0	19.6	18.3
Prepayments and financial receivables	7.7	7.3	5.7	6.4

Total non-current assets	718.2	682.9	731.7	690.5

Inventories	24.3	26.4	23.7	30.1
Trade and other receivables	62.7	74.7	83.3	82.2
Derivative financial instruments	3.3	3.6	5.3	4.1
Financial investments	110.1	107.3	59.2	38.9
Cash and cash equivalents	65.7	55.0	83.1	77.8

Total current assets	266.0	267.0	254.8	232.9

Total assets	984.2	949.9	986.4	923.4

EQUITY AND LIABILITIES
Shareholders' equity	357.3	353.4	380.8	365.5
Non-controlling interests	0.3	0.4	0.4	0.4

Total equity	357.7	353.8	381.2	365.9

Finance debt	264.2	245.1	205.1	160.9
Deferred tax liabilities	66.2	65.7	71.5	74.9
Pension liabilities	27.6	26.7	27.9	23.8
Provisions	120.8	113.2	117.2	111.5
Derivative financial instruments	8.8	8.5	4.5	2.6

Total non-current liabilities	487.7	459.2	426.2	373.7

Trade and other payables	84.3	87.4	100.7	93.5
Current tax payable	31.8	30.2	39.6	53.8
Finance debt	14.2	10.6	26.5	27.6
Dividends payable	5.7	5.7	5.7	5.7
Derivative financial instruments	2.8	3.0	6.6	3.2

Total current liabilities	138.8	136.9	179.0	183.8

Total liabilities	626.5	596.2	605.2	557.5

Total equity and liabilities	984.2	949.9	986.4	923.4

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0
Net income for the period			30.8		30.8	0.0	30.9
Other comprehensive income			1.8	10.7	12.5		12.5
Dividends			(33.7)		(33.7)		(33.7)
Other equity transactions		(0.1)	0.4		0.3	(0.1)	0.2

At 30 September 2014	8.0	40.2	284.0	33.3	365.5	0.4	365.9

At 31 December 2014	8.0	40.2	268.4	64.3	380.8	0.4	381.2
Net income for the period			(28.3)		(28.3)	0.1	(28.2)
Other comprehensive income1)			1.5	20.7	22.1		22.1
Dividends			(17.2)		(17.2)		(17.2)
Other equity transactions		(0.1)	0.0		(0.1)	(0.2)	(0.3)

At 30 September 2015	8.0	40.1	224.3	84.9	357.3	0.3	357.7

1)  Currency translation adjustments amount of NOK 20.7 billion is net of accumulated currency translation gains of NOK 3.2 billion reclassified to the Consolidated statement of income related to the sale of interests in the Shah Deniz project and the South Caucasus Pipeline. See note 3 Disposals.

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters				First nine months		Full year
Q3 2015	Q2 2015	Q3 2014	(unaudited, in NOK billion)	2015	2014	2014

7.9	24.3	16.0	Income before tax	7.9	101.4	109.4

19.1	23.9	27.6	Depreciation, amortisation and net impairment losses	99.9	65.0	101.4
7.4	(0.4)	5.0	Exploration expenditures written off	18.0	6.3	13.7
3.5	(4.5)	1.6	(Gains) losses on foreign currency transactions and balances	(1.3)	2.3	(3.1)
(0.1)	(13.8)	(1.0)	(Gains) losses on sales of assets and businesses	(14.4)	(6.6)	(12.4)
7.7	0.9	0.8	(Increase) decrease in other items related to operating activities	13.2	2.5	3.9
(2.6)	12.1	0.5	(Increase) decrease in net derivative financial instruments	7.5	(1.9)	(2.8)
0.7	0.7	0.5	Interest received	2.2	1.7	2.1
(0.7)	(1.0)	(1.0)	Interest paid	(2.4)	(2.8)	(3.4)

42.9	42.0	50.0	Cash flows provided by operating activities before taxes paid and working capital items	130.8	167.9	208.8

(9.4)	(24.3)	(15.7)	Taxes paid	(46.6)	(65.7)	(96.6)

8.7	1.2	(8.2)	(Increase) decrease in working capital	6.0	(3.1)	14.2

42.2	18.9	26.1	Cash flows provided by operating activities	90.2	99.1	126.5

(32.7)	(33.8)	(26.8)	Capital expenditures and investments	(97.3)	(89.5)	(122.6)
(2.5)	(3.5)	6.7	(Increase) decrease in financial investments	(43.8)	1.8	(12.7)
0.0	0.8	0.1	(Increase) decrease in other non-current items	0.9	0.8	0.8
3.6	19.8	2.5	Proceeds from sale of assets and businesses	27.2	11.2	22.6

(31.6)	(16.7)	(17.5)	Cash flows used in investing activities	(112.9)	(75.8)	(112.0)

0.0	0.0	0.0	New finance debt	32.2	0.1	20.6
(0.1)	(0.1)	(0.7)	Repayment of finance debt	(11.3)	(3.8)	(9.7)
(5.7)	(5.7)	(5.7)	Dividend paid	(17.2)	(28.0)	(33.7)
2.6	(11.3)	(0.3)	Net current finance debt and other	(3.6)	2.2	(0.3)

(3.2)	(17.1)	(6.6)	Cash flows provided by (used in) financing activities	0.1	(29.5)	(23.1)

7.4	(14.9)	1.9	Net increase (decrease) in cash and cash equivalents	(22.6)	(6.2)	(8.6)

3.3	(0.2)	0.1	Effect of exchange rate changes on cash and cash equivalents	5.9	(1.3)	5.7
54.9	70.0	75.8	Cash and cash equivalents at the beginning of the period (net of overdraft)	82.4	85.3	85.3

65.6	54.9	77.8	Cash and cash equivalents at the end of the period (net of overdraft)	65.6	77.8	82.4

At 30 September 2015 Cash and cash equivalents included a net bank overdraft of NOK 0.1 billion and at 30 September 2014 Cash and cash equivalents included a net bank overdraft that was rounded to zero. At 31 December 2014 Cash and cash equivalents included a net bank overdraft of NOK 0.7 billion.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (US).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the third quarter of 2015 were authorised for issue by the board of directors on 27 October 2015.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied is included in Statoil`s Consolidated annual financial statements for 2014 and applies to these Condensed interim financial statements. There have been no changes to significant accounting policies in the first nine months of 2015 compared to the annual financial statements for 2014.

An amendment to IFRS 15 Revenue from Contracts with Customers was issued in September 2015, deferring the standard’s effective date by one year to 1 January 2018. Statoil has not yet determined its adoption date for the standard.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

With effect from the third quarter of 2015 Statoil implemented a new corporate structure. Statoil’s operations are now managed through the following operating segments: Development and Production Norway (DPN), Development and Production USA (DPUSA), Development and Production International (DPI), Marketing, Midstream and Processing (MMP), New Energy Solutions (NES) and Other.

Statoil's operations were previously managed through the following operating segments: Development and Production Norway (DPN), Development and Production North America (DPNA), Development and Production International (DPI), Marketing, Processing and Renewable Energy (MPR) and Other. DPUSA was previously included in DPNA. The Canadian operations were previously part of DPNA, but are now included in DPI.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPUSA and DPI which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers and the methods of distribution. The new operating segment NES, previously a part of MPR, is reported in the segment Other effective from the third quarter of 2015. Due to immateriality the change in the NES segment has not been applied retrospectively.

The Eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the third quarter and the first nine months of 2015 and 2014 is presented below. The reported measure of segment profit is Net operating income. Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Third quarter 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in NOK billion)

Revenues third party and other income	(0.3)	(0.9)	113.5	0.2	-	112.4
Revenues inter-segment	33.6	13.1	0.3	(0.0)	(47.0)	0.0
Net income from equity accounted investments	0.0	(0.6)	0.1	(0.0)	-	(0.5)

Total revenues and other income	33.3	11.5	113.9	0.2	(47.0)	111.9

Net operating income	13.9	(15.0)	8.0	(0.7)	1.1	7.3

Significant non-cash items recognised
- Depreciation and amortisation	9.9	9.9	0.7	0.3	-	20.8
- Net impairment losses (reversals)	1.8	0.4	(3.9)	0.0	-	(1.7)
- Provisions	-	3.3	-	-	-	3.3
- Exploration expenditures written off (reversals)	0.0	7.4	0.0	0.0	-	7.4

Additions to PP&E, intangibles and equity accounted investments	12.5	16.1	1.1	1.5	-	31.2

Third quarter 2014	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in NOK billion)

Revenues third party and other income	1.2	2.7	144.3	0.1	-	148.3
Revenues inter-segment	40.2	18.2	0.6	0.0	(59.0)	(0.0)
Net income from equity accounted investments	0.0	(0.2)	0.1	(0.0)	-	(0.0)

Total revenues and other income	41.5	20.7	145.0	0.1	(59.0)	148.2

Net operating income	24.6	(8.8)	1.8	(0.6)	0.0	17.0

Significant non-cash items recognised
- Depreciation and amortisation	9.4	8.6	0.7	0.2	-	19.0
- Net impairment losses (reversals)	0.0	7.2	1.4	0.0	-	8.6
- Unrealised (gain) loss on commodity derivatives	(0.5)	0.0	0.3	0.0	-	(0.2)
- Exploration expenditures written off	0.0	5.0	0.0	0.0	-	5.0

Additions to PP&E, intangibles and equity accounted investments	13.1	13.5	2.3	0.2	-	29.0

First nine months 2015	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in NOK billion)

Revenues third party and other income	(2.1)	16.3	354.1	2.5	-	370.7
Revenues inter-segment	106.8	42.2	1.1	(0.0)	(150.1)	0.0
Net income from equity accounted investments	0.0	(0.4)	0.4	(0.0)	-	0.0

Total revenues and other income	104.7	58.1	355.6	2.4	(150.1)	370.8

Net operating income	43.1	(49.6)	19.5	(0.3)	0.4	13.2

Significant non-cash items recognised
- Depreciation and amortisation	31.5	28.0	2.3	0.8	-	62.5
- Net impairment losses (reversals)	5.7	35.2	(3.5)	0.0	-	37.4
- Provisions	0.0	3.3	0.0	0.0	-	3.3
- Unrealised (gain) loss on earn-out agreements	2.5	0.0	0.0	0.0	-	2.5
- Exploration expenditures written off	0.4	17.7	0.0	0.0	-	18.0

Equity accounted investments	0.0	4.7	2.0	2.4	-	9.2
Non-current segment assets	258.9	323.4	47.2	6.5	-	636.1
Non-current assets, not allocated to segments						72.9

Total non-current assets						718.2

Additions to PP&E, intangibles and equity accounted investments	38.8	48.8	4.8	1.8	-	94.2

First nine months 2014	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in NOK billion)

Revenues third party and other income	2.5	16.1	450.7	0.5	-	469.8
Revenues inter-segment	129.3	52.9	1.4	0.0	(183.5)	(0.0)
Net income from equity accounted investments	0.1	(0.1)	0.4	(0.0)	-	0.2

Total revenues and other income	131.9	68.8	452.4	0.5	(183.5)	470.0

Net operating income	82.1	5.1	13.4	(2.0)	1.8	100.4

Significant non-cash items recognised
- Depreciation and amortisation	26.4	23.0	2.2	0.7	-	52.3
- Net impairment losses (reversals)	0.0	11.5	1.2	0.0	-	12.8
- Unrealised (gain) loss on commodity derivatives	0.2	0.0	(0.3)	0.0	-	(0.1)
- Exploration expenditures written off	0.4	5.9	0.0	0.0	-	6.3

Equity accounted investments	0.2	4.9	2.4	0.1	-	7.7
Non-current segment assets	269.6	301.6	43.4	4.8	-	619.4
Non-current assets, not allocated to segments						63.5

Total non-current assets						690.5

Additions to PP&E, intangibles and equity accounted investments	43.2	44.2	5.4	0.7	-	93.4

In the third quarter of 2015, Statoil recognised net impairment losses of NOK 4.8 billion which consists of a net impairment reversal of
NOK 1.7 billion presented as Depreciation, amortisation and net impairment losses and NOK 6.5 billion which has been presented as Exploration expenses.

The DPI segment recognised net impairment losses of NOK 2.1 billion of which NOK 5.5 billion relates to unconventional onshore assets in North America, offset by impairment reversals of NOK 3.4 billion related to offshore assets in the Gulf of Mexico. In addition, DPI recognised impairment losses of NOK 4.7 billion, mainly related to offshore exploration assets in the Gulf of Mexico and Angola. Impairment losses of NOK 0.3 billion were recognised as Depreciation, amortisation and net impairment losses and NOK 6.5 billion as Exploration expenses, based on the impaired assets’ nature.

The DPN segment recognised impairment losses of NOK 1.8 billion related to assets under development due to cost increases and project delay.

The MMP segment recognised a net impairment reversal of NOK 3.9 billion mainly related to a refinery. The reversal of impairment was triggered by increased refinery margins and operational improvements.

See also note 6 Property, plant and equipment and intangible assets for further details on impairment.

The DPI segment has also recognised NOK 3.3 billion as reduction of Revenues, following developments in a redetermination process in an asset in Nigeria. See also note 7 Provisions, commitments, contingent liabilities and contingent assets.

In the second quarter of 2015 Statoil recognised net impairment losses of NOK 3.1 billion. NOK 2.8 billion of these were recognised on an offshore asset in the DPN segment and NOK 3.1 billion in the DPI segment, mostly related to an asset in the Gulf of Mexico. In addition, DPI recognised a reversal of impairment of NOK 3.2 billion for an unconventional onshore asset in North America.

In the first quarter of 2015 Statoil recognised net impairment losses of NOK 46.1 billion, of which NOK 1.1 billion was recognised in the DPN segment and NOK 45.0 billion in the DPI segment. Of the impairment losses in the DPI segment, NOK 30.4 billion, including goodwill of
NOK 4.2 billion, related to unconventional onshore assets in North America. Of the remaining NOK 14.6 billion, relating to conventional upstream assets, NOK 11.2 billion related to assets in the Gulf of Mexico.

The segment data for the first nine months for DPI, MMP and Other has been influenced by divestments and provisions discussed in note 3 Disposals.

Revenues by geographic areas

When attributing the line item Revenues third party and other income to the country of the legal entity executing the sale for the first nine months of 2015, Norway constitutes 76% and the US constitutes 13%.

Non-current assets by country

	At 30 September	At 30 June	At 31 December	At 30 September
(in NOK billion)	2015	2015	2014	2014

Norway	292.3	285.3	289.6	294.5
US	170.1	155.9	182.9	167.4
Angola	48.9	50.0	51.3	45.2
Brazil	31.6	30.0	29.5	25.7
UK	23.3	20.5	19.7	18.8
Canada	20.1	19.3	17.6	17.2
Azerbaijan	13.6	12.5	23.6	19.4
Algeria	13.3	12.3	11.8	9.9
Other countries	31.9	29.7	29.5	28.8

Total non-current assets1)	645.3	615.5	655.6	627.0

1)  Excluding deferred tax assets, pension assets and non-current financial assets.

3 Disposals

Sale of interests in the Shah Deniz project and the South Caucasus Pipeline

In the second quarter of 2015 Statoil closed an agreement with Petronas, entered into in October 2014, to sell its remaining 15.5% interest in the Shah Deniz project and the South Caucasus Pipeline. Statoil recognised a total gain of NOK 12.4 billion. The gain was presented in the line item Other income in the Consolidated statement of income. In the segment reporting, the gain was recognised in the Development and Production International (DPI) and the Marketing, Midstream and Processing segments, with NOK 12.3 billion and NOK 0.1 billion, respectively. Total proceeds from the sale were NOK 20.3 billion.

Sale of head office building

In the second quarter of 2015 Statoil closed a sales transaction for the sale of the company’s head office building in Stavanger through the sale of shares in the company Forusbeen 50 AS. At the same time, Statoil entered into a 15 year operating lease agreement for the building.
A gain of NOK 1.5 billion was recognised in the Other segment. The gain was presented in the line item Other income in the Consolidated statement of income. Proceeds from the sale were NOK 2.3 billion.

Sale of interests in the Marcellus onshore play

In the first quarter of 2015 the transaction between Statoil and Southwestern Energy, reducing Statoil’s average working interest in the non-operated southern Marcellus onshore play from 29% to 23%, for which the agreement had been entered into in the fourth quarter of 2014, was closed. The transaction was recognised in the DPI segment with no impact on the Consolidated statement of income. Proceeds from the sale were NOK 2.8 billion.

4 Financial items

Quarters				First nine months		Full year
Q3 2015	Q2 2015	Q3 2014	(in NOK billion)	2015	2014	2014

(0.7)	0.5	(0.1)	Net foreign exchange gains (losses)	(0.0)	0.6	(2.2)
0.2	0.5	0.5	Interest income and other financial items	2.0	2.6	4.0
3.1	(6.3)	0.8	Gains (losses) derivative financial instruments	(1.6)	3.6	5.8
(1.9)	(2.0)	(2.1)	Interest and other finance expenses	(5.7)	(5.8)	(7.6)

0.7	(7.3)	(1.0)	Net financial items	(5.3)	0.9	(0.0)

During the first nine months of 2015 Statoil issued bonds with maturities from 4 to 20 years for a total amount of NOK 32.1 billion. The bonds were issued in EUR and swapped into USD. All of the bonds are unconditionally guaranteed by Statoil Petroleum AS.

5 Income tax

Quarters				First nine months		Full year
Q3 2015	Q2 2015	Q3 2014	(in NOK billion)	2015	2014	2014

7.9	24.3	16.0	Income before tax	7.9	101.4	109.4
(10.7)	(14.2)	(20.8)	Income tax	(36.1)	(70.5)	(87.4)
135.3%	58.5%	129.7%	Equivalent to a tax rate of	455.7%	69.5%	79.9%

The tax rate for the third quarter of 2015 and the first nine months of 2015, was primarily influenced by impairments and provisions recognised in countries with lower than average tax rates and write-off of deferred tax assets within Development and Production International segment, due to uncertainty related to future taxable income. This was partially offset by tax effect of foreign exchange losses in entities that are taxable in other currencies than the functional currency. The tax rate for the first nine months of 2015 was also influenced by the tax exempted sale of interests in the Shah Deniz project as described in note 3 Disposals.

The tax rate for the third quarter of 2014 and for the first nine months of 2014, was primarily influenced by impairments with lower than average tax rates. For the first nine months of 2014 the tax rate was also influenced by the tax exempted sale of interests in the Shah Deniz Project and the recognition of a non-cash tax income following a verdict in the Norwegian Supreme Court in February 2014. The Supreme Court voted in favour of Statoil in a tax dispute regarding the tax treatment of foreign exploration expenditures.

6 Property, plant and equipment and intangible assets

(in NOK billion)	Property, plant and equipment	Intangible assets

Balance at 31 December 2014	562.1	85.2
Additions	78.7	9.3
Transfers	2.1	(2.1)
Disposals and reclassifications 1)	(20.4)	(2.8)
Expensed exploration expenditures and impairment losses	-	(18.0)
Depreciation, amortisation and net impairment losses	(95.8)	(4.2)
Effect of foreign currency translation adjustments	33.1	8.9

Balance at 30 September 2015	559.8	76.3

1)  Includes NOK 5.8 billion related to a change in the classification of Statoil’s investment in the Sheringham Shoal Windfarm (Scira Offshore Energy Ltd) from joint operation (pro-rata line by line consolidation) to joint venture (equity method) following from changes in the joint operating agreements.

Impairments

In the third quarter of 2015, Statoil recognised net impairment losses of NOK 0.1 billion related to producing and development assets.
In addition, impairments were recorded on acquisition costs related to oil and gas prospects for NOK 4.7 billion. The nine months of 2015 is negatively impacted by net impairment losses of NOK 53.9 billion of which NOK 46.1 billion was recognised in the first quarter of 2015 triggered by reduced price forecasts. Due to the uncertainty in the commodity markets which is assumed to impact oil and gas prices in the long term, Statoil’s management decided in the first quarter of 2015 to change Statoil’s long-term economic planning assumptions. In the impairment calculations, Statoil generally use observed forward oil and gas price curves for the first two to three years and the long term economic planning assumptions for the periods thereafter. The recently updated long term Brent crude price assumption is USD 80/boe (real 2015 terms) for 2018, and gradually increasing.

In the second quarter of 2015 Statoil recognised impairment losses of net NOK 3.1 billion triggered by various operational issues.

See also note 2 Segments.

First nine months 2015	Property, plant and equipment	Intangible assets	Total
(in NOK billion)

Producing and development assets	33.2	11.2	44.4
Goodwill	-	4.2	4.2
Acquisition costs related to oil and gas prospects	-	5.3	5.3

Total net impairment losses recognised	33.2	20.7	53.9

The impairment losses have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets’ nature of Property, plant and equipment and Intangible assets, respectively. Recoverable amounts in the impairment assessments have been based on value in use as well as fair value less costs of disposal. The fair value estimates have been based on various market parameters derived from relevant transactions and assumed to be applied by market participants in the current market environment.

7 Provisions, commitments, contingent liabilities and contingent assets

Through its ownership in OML 128 in Nigeria, Statoil is party to an ownership interest redetermination process for the Agbami field. The final outcome of the redetermination is uncertain due to the on-going arbitration process. The exposure for Statoil at 30 September 2015 has been estimated to approximately NOK 9.1 billion, net of tax. Due to development in the redetermination case, Statoil has increased its provision for the case with NOK 1.7 billion (NOK 3.3 billion before tax) in the third quarter of 2015. The provision has been reflected within Provisions  in the Consolidated balance sheet at 30 September 2015. See also note 2 Segments.

In the second quarter of 2015, a significant part of the financial exposure related to long term gas sales price reviews was resolved with no significant impact on the Condensed interim financial statements. At the end of the third quarter of 2015 the remaining exposure related to on-going price review arbitration cases was approximately NOK 2.4 billion for gas delivered prior to quarter end. Statoil has provided for its best estimate related to price review arbitration cases in these Condensed interim financial statements, with the impact to the Consolidated statement of income reflected as revenue adjustments.

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Supplementary disclosures

OPERATIONAL DATA

Quarters			Change		First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	Operational data	2015	2014	Change

				Prices
50.5	61.9	101.9	(50%)	Average Brent oil price (USD/bbl)	55.3	106.5	(48%)
45.5	56.3	93.7	(51%)	DPN average liquids price (USD/bbl)	50.6	98.5	(49%)
40.8	53.4	87.4	(53%)	DPI average liquids price (USD/bbl)	45.5	93.6	(51%)
43.5	55.0	91.2	(52%)	Group average liquids price (USD/bbl)	48.4	96.5	(50%)
357.5	426.7	569.5	(37%)	Group average liquids price (NOK/bbl) [1]	383.2	590.1	(35%)
1.56	1.47	1.20	31%	Transfer price natural gas (NOK/scm) [9]	1.59	1.49	7%
2.17	2.13	1.93	12%	Average invoiced gas prices - Europe (NOK/scm) [8]	2.22	2.23	(1%)
0.61	0.62	0.74	(17%)	Average invoiced gas prices - North America (NOK/scm) [8]	0.84	1.07	(21%)
9.5	9.6	7.0	36%	Refining reference margin (USD/bbl) [2]	8.8	4.3	>100%

				Entitlement production (mboe per day)
580	593	593	(2%)	DPN entitlement liquids production	591	578	2%
419	417	389	8%	DPI entitlement liquids production	427	368	16%
998	1,011	982	2%	Group entitlement liquids production	1,017	946	7%
594	555	493	21%	DPN entitlement gas production	616	556	11%
148	143	151	(2%)	DPI entitlement gas production	142	158	(10%)
743	699	644	15%	Group entitlement gas production	758	714	6%
1,741	1,709	1,626	7%	Total entitlement liquids and gas production [3]	1,775	1,661	7%

				Equity production (mboe per day)
580	593	593	(2%)	DPN equity liquids production	591	578	2%
572	553	557	3%	DPI equity liquids production	569	531	7%
1,152	1,147	1,150	0%	Group equity liquids production	1,160	1,109	5%
594	555	493	21%	DPN equity gas production	616	556	11%
163	170	186	(12%)	DPI equity gas production	170	203	(16%)
757	726	678	12%	Group equity gas production	786	759	4%
1,909	1,873	1,829	4%	Total equity liquids and gas production [4]	1,945	1,868	4%

				MMP sales volumes
208.0	210.0	202.0	3%	Crude oil sales volumes (mmbl)	620.0	598.0	4%
10.5	9.6	9.2	14%	Natural gas sales Statoil entitlement (bcm)	32.2	30.5	5%
1.7	1.8	2.0	(13%)	Natural gas sales third-party volumes (bcm)	6.9	6.0	15%

EXCHANGE RATES

Quarters			Change		First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	Exchange rates	2015	2014	Change

8.22	7.75	6.24	32%	USDNOK average daily exchange rate	7.92	6.11	30%
8.50	7.86	6.45	32%	USDNOK period-end exchange rate	8.50	6.45	32%
9.14	8.57	8.28	10%	EURNOK average daily exchange rate	8.82	8.28	7%
9.52	8.79	8.12	17%	EURNOK period-end exchange rate	9.52	8.12	17%

EXPLORATION EXPENSES

Quarters			Change	Exploration expenses	First nine months
Q3 2015	Q2 2015	Q3 2014	Q3 on Q3	(in NOK billion)	2015	2014	Change

1.4	2.2	0.8	79%	DPN exploration expenditures (activity)	5.2	4.8	8%
3.6	3.7	3.7	(2%)	DPI exploration expenditures (activity)	11.2	9.0	25%

5.0	5.9	4.5	12%	Group exploration expenditures (activity)	16.4	13.8	19%
0.9	0.2	0.1	>100%	Expensed, previously capitalised exploration expenditure	1.5	1.0	54%
(2.6)	(1.8)	(1.0)	>100%	Capitalised share of current period's exploration activity	(7.6)	(5.3)	44%
6.5	(0.6)	4.9	33%	Impairment (reversal of impairment)	16.5	5.3	>100%

9.9	3.7	8.5	17%	Exploration expenses IFRS	26.9	14.8	81%

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Quarters				First nine months
Q3 2015	Q2 2015	Q3 2014	HSE	2015	2014

2.7	2.7	3.1	Total recordable injury frequency	2.7	3.1
0.6	0.4	0.7	Serious incident frequency (SIF)	0.5	0.6
38	59	61	Accidental oil spills	153	177
8	2	3	Accidental oil spills (cubic metres)	13	54

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2014 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

•       Net interest-bearing liabilities adjusted

•       Net debt to capital employed ratio

•       Net debt to capital employed ratio adjusted

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

•       Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the Norwegian state`s financial interest (SDFI)

•       Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio		At 30 September	At 30 June	At 31 December	At 30 September
(in NOK billion)		2015	2015	2014	2014

Shareholders' equity		357.3	353.4	380.8	365.5
Non-controlling interests		0.3	0.4	0.4	0.4

Total equity	A	357.7	353.8	381.2	365.9

Current finance debt		14.2	10.6	26.5	27.6
Non-current finance debt		264.2	245.1	205.1	160.9

Gross interest-bearing debt	B	278.4	255.6	231.6	188.5

Cash and cash equivalents		65.7	55.0	83.1	77.8
Current financial investments		110.1	107.3	59.2	38.9

Cash and cash equivalents and financial investment	C	175.7	162.3	142.3	116.6

Net interest-bearing debt before adjustments	B1 = B-C	102.7	93.3	89.2	71.9

Other interest-bearing elements 1)		9.6	10.8	8.0	8.6
Marketing instruction adjustment 2)		(1.9)	(1.7)	(1.6)	(1.4)
Adjustment for project loan 3)		(0.1)	(0.1)	(0.1)	(0.2)

Net interest-bearing debt adjusted	B2	110.4	102.3	95.6	79.0

Normalisation for cash-build up before tax payment (50% of Tax Payment) 4)		4.7	0.0	0.0	6.9

Net interest-bearing debt adjusted	B3	115.1	102.3	95.6	85.9

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt	A+B1	460.3	447.1	470.4	437.8
Capital employed before normalisation for cash build up for tax payment	A+B2	468.1	456.0	476.7	444.9
Capital employed adjusted	A+B3	472.7	456.0	476.7	451.8

Calculated net debt to capital employed:
Net debt to capital employed before adjustments	(B1) / (A+B1)	22.3%	20.9%	19.0%	16.4%
Net debt to capital employed before normalisation for tax payment	(B2) / (A+B2)	23.6%	22.4%	20.0%	17.8%
Net debt to capital employed adjusted	(B3) / (A+B3)	24.3%	22.4%	20.0%	19.0%

1)          Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring AS classified as current financial investments.

2)          Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Statoil’s Consolidated balance sheet.

3)          Adjustment to gross interest-bearing debt due to the Baku-Tbilisi-Ceyhan project loan structure.

4)          Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were NOK 9.3 billion and NOK 13.8 billion as of September 2015 and 2014, respectively.

Dividend payment mechanism

The dividend is from and including the third quarter of 2015 declared in USD. The NOK dividend will be calculated and communicated four business days after the record date for Oslo Børs shareholders. The NOK dividend will be based on average USD/NOK fixing rates from Norges Bank in the period plus/minus three business days from record date, in total seven business days.

Record date is the date on which the company finalises the list of investors who qualify as "shareholders of record". Investors listed as “shareholders of record” will receive the dividend payment. Record date on Oslo Børs is ex-date plus one business day. Record date on NYSE is ex-date plus two business days.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition",  "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; projections and future impact related to efficiency programs, market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; situation in Ukraine; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.     These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.

6.     Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be at an arms-length basis. The Group's average invoiced gas price includes volumes sold by the Marketing, Midstream and Processing.

7.     The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.     The Group's average invoiced gas prices include volumes sold by the Marketing, Midstream and Processing (MMP) segment.

9.     The internal transfer price paid from MMP to DPN.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA

(Registrant)

Dated: October 28, 2015

By: ___/s/ Hans Jakob Hegge

Name: Hans Jakob Hegge

Title:    Chief Financial Officer